Exhibit 1

Media Relations Paula Andrea Escobar +57 (1) 603-9079 paulaandrea.escobar@cemex.com	Investor Relations Patricio Treviño +57 (1) 603-9823 patricio.trevinog@cemex.com

CEMEX LATAM HOLDINGS REPORTS

FOURTH QUARTER 2014 RESULTS

•	Consolidated cement, ready-mix and aggregates volumes during 2014 increased by 5%, 8% and 18%, respectively, compared to 2013

BOGOTÁ, COLOMBIA, FEBRUARY 4, 2015 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$1,725 million during 2014, declining by 1% compared to 2013. During the fourth quarter of 2014, net sales declined by 13% versus the fourth quarter of 2013, explained by foreign exchange fluctuations as well as lower revenue from the housing solutions projects in Colombia in 2014. Adjusting for these two effects, consolidated net sales increased by 9% during 2014 and by 8% during the fourth quarter of 2014, on a year-over-year basis.

Operating EBITDA, also adjusting for foreign exchange fluctuations and the effect of a lower contribution from the housing solutions projects in Colombia, declined by 1% during the fourth quarter of 2014 and by 2% during 2014, compared to the same periods in 2013.

Consolidated cement, ready-mix and aggregates volumes during 2014 increased by 5%, 8% and 18%, respectively, compared to 2013, driven mainly by positive volume dynamics in Colombia.

Carlos Jacks, CEO of CLH, said, “We are pleased with the volume performance in some of our markets like Colombia. In fact, 2014 is the fifth consecutive year with cement and ready-mix volume growth in our operations in Colombia. We also reached new volume records in other markets such as Nicaragua and Guatemala.”

CLH’s Financial and Operational Highlights

•	During 2014, cement, ready-mix and aggregates volumes in Colombia increased by 16%, 14% and 20%, respectively, compared to 2013.

•	Adjusting for foreign exchange fluctuations and the effect of lower revenue in the housing solutions projects, net sales in Colombia increased by 14% during 2014, and by 10% during the fourth quarter of 2014, on a year-over-year basis.

•	In Panama, ready-mix and aggregates volumes in the fourth quarter increased by 6% and 21%, respectively, compared to the same period in 2013. During 2014 CLH’s operations in Panama reached a new sales and operating EBITDA record.

•	Free cash flow after maintenance capital expenditures reached US$252 million during 2014. Strategic capital expenditures of US$80 million in 2014 are mainly related to our capacity expansion project in Colombia and our new grinding facility in Nicaragua.

Carlos Jacks, added, “We remain encouraged by the industry fundamentals in our markets. We expect the infrastructure and housing sectors in the region to remain important drivers for demand of our products over the following years.”

Consolidated Corporate Results

During the fourth quarter of 2014, controlling interest net income was a gain of US$64 million.

Net debt during 2014 declined by US$164 million to US$1,140 million as of the end of the year.

Geographical Markets Fourth Quarter 2014 Highlights

Operating EBITDA in Colombia decreased by 31% to US$82 million in the fourth quarter of 2014 versus US$119 million in the fourth quarter of 2013, with a decline of 23% in net sales reaching US$225 million.

In Panama, operating EBITDA increased by 25% to US$31 million during the fourth quarter of 2014. Net sales reached US$74 million in the fourth quarter of 2014, an increase of 2% compared to the same period in 2013.

In Costa Rica, operating EBITDA reached US$18 million during the fourth quarter, increasing by 6% compared to the same period in 2013. Net sales increased by 3% to US$39 million, compared to the fourth quarter of 2013.

In the Rest of CLH region net sales during the fourth quarter reached US$67 million increasing by 3% compared to the fourth quarter of 2013. Operating EBITDA in the fourth quarter increased by 3%, versus the comparable period in 2013, reaching US$18 million.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to encourage the development of the countries where it operates through innovative building solutions that foster well-being.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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